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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                         -----------------------------
                                  SCHEDULE TO

                 Tender Offer Statement under Section 13(e)(1)
                    of the Securities Exchange Act of 1934


                               Netpliance, Inc.
                  (Name of subject company and person filing)


                       Options to Purchase Common Stock,
     Par Value $0.01 Per Share, Having an Exercise Price of $1.00 or More
                        (Title of class of securities)


                                   64115K103
                     (CUSIP number of class of securities)


                                James E. Cahill
                      Vice President and General Counsel
                       7501B N. Capital of Texas Highway
                             Austin, Texas  78731
                                (512) 681-8300
           (Name, address and telephone number of person authorized
              to receive notices and communications on behalf of
                        the person(s) filing statement)

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction valuation*                       Amount of Filing Fee
--------------------------------------------------------------------------------
$ 14,104,643                                 $ 2,821
--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,673,084 shares of common stock of Netpliance, Inc. having a weighted average exercise price of $3.84 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.        Filing Party:  Not applicable.

Form or Registration No.:  Not applicable.        Date Filed:    Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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ITEM 1. Summary Term Sheet.

     The information set forth in "Summary Term Sheet" in the offer to purchase, dated April 4, 2001 (the "Offer to Purchase") is incorporated herein by reference.

ITEM 2. Subject company information.

     (a) The name of the issuer is Netpliance, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 7501B N. Capital of Texas Highway, Austin, Texas 78731, (512) 681-8300. The information set forth under "Certain Information About Us" in the Offer to Purchase is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to an offer by the Company to purchase from its continuing employees and non-employee directors outstanding options to purchase 3,673,084 shares of its common stock, par value $0.01 per share, having an exercise price of $1.00 or more (the "Options") for shares of Restricted Stock, as defined in the Offer to Purchase, and in the amount set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," "Acceptance of Tendered Options and Payment of Purchase Price" and "Source and Amount of Consideration; Terms of Restricted Stock Award" in the Offer to Purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth under "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," "Acceptance of Tendered Options and Payment of Purchase Price" and "Source and Amount of Consideration; Terms of Restricted Stock Award" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Price Range of Our Common Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. Identity and background of filing person.

     (a) The information set forth under Item 2(a) above and the information set forth in Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4. Terms of the transaction.

     (a) The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," "Procedures for Tendering Options," "Withdrawal Rights," "Acceptance of Tendered Options and Payment of Purchase Price," "Certain Conditions of the Offer," "Source and Amount of Consideration; Terms of Restricted Stock Award," "Status of Options Acquired by Us in this Offer," "Certain Federal Income Tax Consequences," "Certain Legal Matters; Regulatory Approvals" and "Extension of this Offer; Termination; Amendment" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. Past contacts, transactions, negotiations and arrangements.

     (e) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. Purposes of the transaction and plans or proposals.

     (a) The information set forth in "Purpose of the Offer" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Status of Options Acquired by Us in this Offer" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Purpose of the Offer" and "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. Source and amount of funds or other consideration.

     (a) The information set forth in "Source and Amount of Consideration; Terms of Restricted Stock Award" and "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Certain Conditions of the Offer" and "Number of Options; Expiration Date" in the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 8. Interest in securities of the subject company.

     (a) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. Person/assets, retained, employed, compensated or used.

     (a) Not applicable.
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ITEM 10. Financial statements.

     (a) The information set forth in "Certain Financial Information" in the Offer to Purchase and the financial statements contained on pages F-1 to F-20 of the Netpliance, Inc. Annual Report on Form 10-K for the year ended December 31, 2000 is incorporated herein by reference.

     (b) Not applicable.

ITEM 11. Additional information.

     (a) The information set forth in "Certain Legal Matters; Regulatory Approvals" and "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

ITEM 12. Exhibits.

     (a) (1) Offer to Purchase, dated April 4, 2001.

     (2) Form of Letter of Transmittal.

     (3) Form of Letter to Holders.

     (4) Netpliance, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000, incorporated herein by reference.

     (b) Not applicable.

     (d)    (1) Netpliance, Inc. Amended and Restated 1999 Stock Option and
                Restricted Stock Plan (incorporated herein by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form S-1, as amended, filed with the Commission on December 23, 1999, File No. 333-93545).

            (2) Form of Restricted Stock Agreement for Awards Pursuant to the
                Netpliance, Inc. Amended and Restated 1999 Stock Option and Restricted Stock Plan.

            (3) Form of MBO Member Agreement, dated December 21, 2000, by and between Mr. McHale and each of Kent A. Savage, Kenneth A. Kalinoski, David S. Lundeen and Watershed Capital I, L.P. (incorporated herein by reference to Exhibit 99.1 to the Statement of Beneficial Ownership of John F. McHale, Kent
                A. Savage, Kenneth A. Kalinoski, David S. Lundeen and Watershed Capital I, L.P. on Form 13D, as amended, filed with the Commission on December 21, 2000).
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            (4) Stock Purchase Agreement by and between Messrs. McHale and
                Savage dated February 21, 2001 (incorporated herein by reference to Exhibit 99.15 to the Statement of Beneficial Ownership of John F. McHale, Kent A. Savage, Kenneth A. Kalinoski, David S. Lundeen and Watershed Capital I, L.P. on Form 13D, as amended, filed with the Commission on December 21, 2000).

            (5) Stock Purchase Agreement by and between Messrs. McHale and
                Savage dated March 3, 2001(incorporated herein by reference to Exhibit 99.16 to the Statement of Beneficial Ownership of John
                F. McHale, Kent A. Savage, Kenneth A. Kalinoski, David S. Lundeen and Watershed Capital I, L.P. on Form 13D, as amended, filed with the Commission on December 21, 2000).

            (6) Pledge Agreement related to the $887,000 Promissory Note by and between Messrs. McHale and Savage dated March 3, 2001 (incorporated herein by reference to Exhibit 99.17 to the Statement of Beneficial Ownership of John F. McHale, Kent A. Savage, Kenneth A. Kalinoski, David S. Lundeen and Watershed Capital I, L.P. on Form 13D, as amended, filed with the Commission on December 21, 2000).

            (7) Promissory Note dated March 3, 2001 by Mr. Savage in the principal amount of $887,000 (incorporated herein by reference to Exhibit 99.18 to the Statement of Beneficial Ownership of John F. McHale, Kent A. Savage, Kenneth A. Kalinoski, David S. Lundeen and Watershed Capital I, L.P. on Form 13D, as amended, filed with the Commission on December 21, 2000).

            (8) Pledge Agreement related to the $500,000 Promissory Note by and between Messrs. McHale and Savage dated March 3, 2001 (incorporated herein by reference to Exhibit 99.19 to the Statement of Beneficial Ownership of John F. McHale, Kent
                A. Savage, Kenneth A. Kalinoski, David S. Lundeen and Watershed Capital I, L.P. on Form 13D, as amended, filed with the Commission on December 21, 2000).

            (9) Promissory Note dated March 3, 2001 by Mr. Savage in the principal amount of $500,000 (incorporated herein by reference to Exhibit 99.20 to the Statement of Beneficial Ownership of John F. McHale, Kent A. Savage, Kenneth A. Kalinoski, David S. Lundeen and Watershed Capital I, L.P. on Form 13D, as amended, filed with the Commission on December 21, 2000).

     (g) and (h) Not applicable.

ITEM 13. Information required by schedule 13e-3.

     (a) Not applicable.
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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NETPLIANCE, INC.


Dated: April 4, 2001                      By:  /s/ Francis S. Webster III
                                              -------------------------------
                                              Francis S. Webster III
                                              Chief Financial Officer

                               INDEX TO EXHIBITS

Exhibit Number        Description
--------------        -----------

(a)(1)*               Offer to Purchase, dated April 4, 2001.

(a)(2)*               Form of Letter of Transmittal.

(a)(3)*               Form of Letter to Holders.

(a)(4) Netpliance, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000, incorporated herein by reference.

(d)(1) Netpliance, Inc. Amended and Restated 1999 Stock Option and Restricted Stock Plan (incorporated herein by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form S-1, as amended, filed with the Commission on December 23, 1999, File No. 333-93545).

(d)(2)* Form of Restricted Stock Award Agreement for Awards Pursuant to the Amended and Restated 1999 Stock Option and Restricted Stock Plan.

(d)(3) Form of MBO Member Agreement, dated December 21, 2000, by and between Mr. McHale and each of Kent A. Savage, Kenneth
                      A. Kalinoski, David S. Lundeen and Watershed Capital I, L.P. (incorporated herein by reference to Exhibit 99.1 to the Statement of Beneficial Ownership filed by John F. McHale, Kent A. Savage, Kenneth A. Kalinoski, David S. Lundeen and Watershed Capital I, L.P. on Form 13D, as amended, filed with the Commission on December 21, 2000).

(d)(4) Stock Purchase Agreement by and between Messrs. McHale and Savage dated February 21, 2001 (incorporated herein by reference to Exhibit 99.15 to the Statement of Beneficial Ownership of John F. McHale, Kent A. Savage, Kenneth A. Kalinoski, David S. Lundeen and Watershed Capital I, L.P. on Form 13D, as amended, filed with the Commission on December 21, 2000).

(d)(5) Stock Purchase Agreement by and between Messrs. McHale and Savage dated March 3, 2001 (incorporated herein by reference to Exhibit 99.16 to the Statement of Beneficial Ownership of John F. McHale, Kent A. Savage, Kenneth
                      A. Kalinoski, David S. Lundeen and Watershed Capital I, L.P. on Form 13D, as amended, filed with the Commission on December 21, 2000).

(d)(6) Pledge Agreement related to the $887,000 Promissory Note by and between Messrs. McHale and Savage dated March 3, 2001 (incorporated herein by reference to Exhibit 99.17 to the Statement of Beneficial Ownership of John F. McHale, Kent A. Savage, Kenneth A. Kalinoski, David S. Lundeen and Watershed Capital I, L.P. on Form 13D, as amended, filed with the Commission on December 21, 2000).

(d)(7) Promissory Note dated March 3, 2001 by Mr. Savage in the principal amount of $887,000 (incorporated herein by reference to Exhibit 99.18 to the Statement of Beneficial Ownership of John F. McHale, Kent A. Savage, Kenneth
                      A. Kalinoski, David S. Lundeen and Watershed Capital I, L.P. on Form 13D, as amended, filed with the Commission on December 21, 2000).

(d)(8) Pledge Agreement related to the $500,000 Promissory Note by and between Messrs. McHale and Savage dated March 3, 2001 (incorporated herein by reference to Exhibit 99.19 to the Statement of Beneficial Ownership of John F. McHale, Kent A. Savage, Kenneth A. Kalinoski, David S. Lundeen and Watershed Capital I, L.P. on Form 13D, as amended, filed with the Commission on December 21, 2000).

(d)(9) Promissory Note dated March 3, 2001 by Mr. Savage in the principal amount of $500,000 (incorporated herein by reference to Exhibit 99.20 to the Statement of Beneficial Ownership of John F. McHale, Kent A. Savage, Kenneth A. Kalinoski, David S. Lundeen and Watershed Capital I, L.P. on Form 13D, as amended, filed with the Commission on December 21, 2000).

*  Filed herewith